Mail Stop 4561

January 30, 2008

Patrick E. Paddon
Chief Executive Officer
California First National Bancorp
18201 Von Karman Avenue, Suite 800
Irvine, CA 92612

Re: California First National Bancorp
Form 10-K
Filed September 17, 2007
File No. 000-15641

Dear Mr. Paddon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please amend to include the disclosures on related party transactions required by Item 404 of Regulation S-K. We note the statement that such disclosure is incorporated by reference to the proxy statement; however, we do not find the disclosure in the definitive proxy materials filed on October 3, 2007.

2. Please amend the signature page to identify either the Principal Accounting Officer or the Controller, as required by Item 601 of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Patrick E. Paddon
California First National Bancorp
Form 10-K filed September 17, 2007
January 30, 2008

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Livingston at 202-551-3448 or me at with any other questions.

Sincerely,

Christian Windsor
Special Counsel
Financial Services Group